

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2014

Via E-mail
Patrick Rodgers
Chief Executive Officer
Euronav NV
De Gerlachekaai 20
2000 Antwerpen
Belgium

> **Re: Euronav NV**
> **Draft Registration Statement on Form F-1**
> **Submitted April 29, 2014**
> **CIK No. 0001604481**

Dear Mr. Rodgers:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We note that you have included graphics following the cover page of the prospectus. Please tell us, with a view towards revised captions, whether the graphics are

reproductions of your actual vessels in operation or if they are artistic renderings not based on your actual vessels. Additionally, prior to printing and distribution of the preliminary prospectus, please provide us with any other mock-ups of pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

3. We note that you have leased office space. Please provide the disclosure required by Item 4.D of Form 20-F or tell us why it's not necessary.

4. Please define FSMA the first time it is used in the document.

Prospectus Summary, page 1

5. In one of the opening paragraphs, please include your revenue and net losses (or profit) for the most recent audited and interim stub, as applicable. This will help to provide a financial snapshot of your company. We also note that you have described your competitive strengths elsewhere in the summary. Please also balance the disclosure in the summary by discussing the decrease in voyage and time charter revenues in the 2013 fiscal year, the capital-intensive nature of your business and your other key risks.

Our Business, page 1

6. We note you disclose your principal shareholders percentage ownership in the second paragraph. Please update, to the extent practicable, to reflect their ownership percentages post-offering. Please update also at page 6, under "Principal shareholders' and directors," and at page 11, under "Corporate Structure," and throughout as necessary.

7. We note your disclosure that you have agreed to acquire 15 vessels from Maersk Tankers Singapore Pte Ltd. Please file the acquisition agreement as an exhibit or tell us why this agreement is not material to you.

8. We note that you reference your charters with Chevron, Maersk Oil, Total and Valero in the fifth paragraph of this section. Please revise to clarify that you do not have exclusive charter agreements in place with Chevron, Maersk Oil, Total and Valero and there is no guarantee that they will continue a chartering relationship with you. Please also revise the "Strong and strategic relationships…" paragraph on page 6 accordingly.

9. We note your disclosure in the fifth paragraph of this section that your chartering strategy allows you to capitalize on opportunities in an environment of increasing rates by maximizing your exposure to the spot market. Please revise to add balancing language that your exposure to the spot market will also subject your fleet to spot market downside if and to the extent charter rates decrease.

Positive Industry Fundamentals, page 5

Increased global oil consumption, page 5

10. Please refrain from presenting compound annual growth rates where the disclosure is not accompanied by the numbers for each year because it tends to illustrate two points in time and does not show trends in the intervening years. Please also revise under the International Shipping Industry Section, at page 76, and throughout, as necessary.

11. Please revise to add balancing language that there is no guarantee that past growth rates in oil consumption will continue.

Competitive Strengths, page 5

Strong and strategic relationships, page 6

12. Please provide us with support for your statement that your charters are "high quality" and briefly describe the characteristics that make them so.

Experienced management team with a proven growth track record, page 6

13. Please remove the reference to your "proven growth track record" and similar statements.

Demonstrated access to financing, page 6

14. Your statement in this section that you have demonstrated your ability to access financing throughout your history and during the recent global financial crises suggests you are guaranteeing this outcome in the future. Please balance this discussion by indicating that there is no guarantee that you will be able to access financing similarly going forward.

Our Business Strategies, page 7

15. Please explain what it means to "dynamically" manage the size of your fleet. As such, please revise to clarify.

16. We note your disclosure that you intend to reinforce your position as one of the "leading" global tanker owners and operators. Please revise to state that this is your belief, substantiate this statement to us or remove this statement.

Selectively buy and sell vessels, page 7

17. We note your disclosure that you intend to selectively buy and sell vessels in order to maintain high quality vessels at attractive prices. Please revise this paragraph to include balancing language that there is no guarantee that you will able to do so.

Patrick Rodgers
Euronav NV
May 23, 2014
Page 4

Recent Developments, page 7

18. We note the disclosure in the second paragraph regarding the Maersk Acquisition Vessels and that you expect to take delivery of the 12 remaining vessels during the first half of 2014. We note, however, that there appear to be 13 Maersk Acquisition Vessels listed in the chart at the top of page 3, which are listed as to be delivered. Please revise for consistency or advise.

Unaudited results for the three months ended March 31, 2014 and 2013, page 9

19. We note from footnote (1) that the that data presented for the three months ended March 31, 2014 have been prepared in accordance with IFRS and are unaudited. We also note that the comparative figures for 2013 have been restated following the application of IFRS 10 and IFRS 11 on Joint Arrangements. Please revise to disclose how the adoption of IFRS 10 and IFRS 11 impacted your reported results of operations and financial condition for the three months ended March 31, 2013. Also please tell us and revise MD&A to discuss how the adoption of IFRS 10 and IFRS 11 impacted the accounting treatment for your investments in your joint ventures and explain in MD&A how the adoption of this guidance will impact your accounting treatment of your joint ventures for the various periods presented in your consolidated financial statements.

Summary Financial and Operating Data, page 15

Selected Consolidated Financial and Other Data, page 48

20. Refer to footnote (6) – Please revise footnote (6) to provide the calculation of "net revenues" for your VLCC, Suezmax, and Tanker fleets.

21. We note that you present the measure daily general and administrative expenses in your Summary Financial and Operating Data and in your Selected Consolidated Financial and Other Data. We further note from footnote (8) that this measure is calculated by dividing general and administrative expenses by calendar days for both your owned fleet as well as for the fleet you have in joint ventures for the relevant time period. Since the general and administrative expenses associated with your joint ventures are not reflected in your consolidated financial statements under IFRS, we do not believe it is appropriate to present a measure that includes expenses that are not included in your financial statements on a consolidated basis. If you wish to present this measure, please revise this measure to exclude the general and administrative expenses and related calendar days of operation for the fleet of your joint venture operations.

22. We note that you present the non-GAAP measure "EBITDA" in your Summary Financial and Operating Data and your Selected Consolidated Financial and Other Data. We further note from footnote (9) that your calculation of EBITDA makes an adjustment for your share of profit and loss of equity accounted investees. As EBITDA by definition is

earning before interest, taxes, depreciation and amortization, please revise to either eliminate the adjustment for your share of profit and loss of equity accounted investees or alternatively, revise to label this measure as "adjusted EBITDA". In addition, if the measure is retitled "adjusted EBITDA" please tell us and revise your disclosure in footnote (9) to explain why a measure which excludes your share of the profit and loss of equity accounted investees provides useful information to potential investors in your ordinary shares.

Risk Factors, page 21

If the tanker industry, which historically has been cyclical, page 21

23. To the extent practicable, please indicate where the tanker industry is in the cycle, so that investors can assess the risk.

We are dependent on spot charters, page 29

24. Please revise to discuss and quantify whether spot charter rates are high or low in comparison to historical rates so that investors can assess the discussed risk.

Our shareholders residing in countries, page 35

25. The wording of your risk factor on page 35 is vague and not helpful to any potential U.S. investor seeking to assess the risk you are trying to convey. At the very least, indicate in this discussion, and in the discussion beginning on page 139 regarding dividends that are subject to withholding in Belgium, whether there is a treaty concerning the avoidance of double taxation between the Kingdom of Belgium and the United States that reduces the Belgian dividend withholding tax rate for U.S. residents holding shares in Belgian companies and what that rate is. We note there is a reference in the section of the prospectus concerning federal taxation of U.S. holders of Euronav's shares on page 135 to "the U.S.-Belgian Treaty" but with no other identifying information and no discussion of the treaty.

We may be unable to comply with the restrictions and financial covenants, page 36

26. If there is a risk that you may not be able to maintain any of the financial ratios or covenants, please disclose the ratios or covenants that you need to maintain here and show how you currently satisfy the ratios or covenants, so that investors can assess the risk.

Use of Proceeds, page 42

27. We note the mention of general capital purposes, working capital, acquisition of secondhand vessels or repayment of indebtedness, as possible use of proceeds. If known,

please revise to indicate the approximate estimated use of proceeds that you will use for each separately or advise. Refer to Item 3.C.1 of Form 20-F.

28. Please revise to discuss your plan for acquiring additional vessels in greater detail, if known, including whether you have determined a number of vessels to be purchased, the price of those vessels, as well as major vessel characteristics, such as age, size class, and other criteria. Refer to Item 3.C.2 of Form 20-F.

29. In the alternative to the above two comments, if you do not have any specific plans for the proceeds, please discuss the principal reasons for the offering. Refer to Item 3.C.1 of Form 20-F.

Capitalization, page 43

30. Please revise to provide footnote disclosures explaining the nature and amounts of the various adjustments that have been made to your historical capitalization amounts in connection with the various transactions that have been described in the second bullet point in the paragraph preceding your capitalization table to arrive at the "as adjusted" amounts presented in the table. Your revised disclosure should clearly explain the nature and amounts of the various adjustments made to the historical amounts to arrive at the as adjusted amounts that have been disclosed.

Management Discussion and Analysis, page 52

Critical Accounting Policies, page 57

Vessel Impairment, page 58

31. We note the disclosure on page 58 which indicates that the carrying amounts of your vessels are reviewed at each reporting date to determine whether there is any indication of impairment, and if any such indication exists, the recoverable amount is estimated. We further note that you define your cash generating unit not as a single vessel but as a group of vessels operated as a fleet and as such you have defined two cash generating units, namely FSOs and tankers. Given that your various vessels appear to operate independently of each other and operate under their own separate chartering arrangements with their own individual crews, please explain in further detail why you do not believe that your individual vessels represent separate cash generating units which should be evaluated individually for potential impairments in their recorded values pursuant to the guidance in IAS 36. Absent a satisfactory response to this matter, we would expect your impairment analysis for all periods presented in your financial statements to be performed separately for each of your vessels since each of your vessels appears to represent a separate cash generating unit as defined in paragraph 6 of IAS 36.

32. Please note that the Critical Accounting Policies section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing. In this regard, we note the disclosure indicating that in estimating future charter rates for your vessels for purposes of performing your impairment analysis pursuant to IAS 36, management takes into consideration estimated daily time charter equivalent rates for each vessel type over the estimated remaining useful lives. We also note that the estimated daily time charter equivalent rates are based on the trailing 10-year historical average rates, based on quarterly average rates published by a third-party maritime research service. Given the volatility in charter rates that has existed in recent periods as well as the uncertainty that exists with respect to future charter rates that may be obtained for your vessels, please revise your discussion on page 58 to explain how your impairment analysis with respect to your vessels would be impacted in the event that current charter hire rates, 1-year historical or 5-year historical charter hire rates were used in estimating the discounted cash flows for your vessels for unchartered periods for purposes of your impairment analysis.

33. We note that you have included a table on page 59 which indicates the aggregate carrying values of your various types of vessels as of December 31, 2013 and 2012 and also discloses an estimate of the amounts by which the aggregate carrying values of your vessels at each these dates exceeds their aggregate market values. Please consider revising your disclosure on page 59 to include a table listing each of your vessels and their related carrying values by type, and indicating for each vessel whether their estimated market value is above or below their carrying value. We believe this additional disclosure will provide investors with an indication of the estimated magnitude of any potential aggregate impairment charge related to your vessels, if you decide to sell a particular vessel in your fleet.

Drydocking-Component Approach, page 60

34. We note from your discussion on page 60 that within the shipping industry, there are two methods that are used to account for drydockings: (1) to capitalize drydocking costs as incurred (deferral method) and amortize such costs over the period to the next scheduled drydocking (typically over 5 years) and (2) expense drydocking costs as incurred. However, based on the discussion on page 60, it is unclear which method you use. Please revise your discussion on page 60 to clearly explain which of these methods is used to account for your drydocking costs. Your summary of your significant accounting policies included in Note 1 to your financial statements should also be revised to include this disclosure.

Contractual Obligations, page 74

35. Given the significant changes in your contractual obligations that have occurred subsequent to December 31, 2013 as described in the introductory paragraph to your capitalization table on page 43, please consider including a pro forma table of your contractual obligations as of December 31, 2013. Your pro forma table should include detailed footnote disclosures describing the nature and amounts of the adjustments made to your historical contractual obligations to arrive at the pro forma amounts.

The International Oil Tanker Shipping Industry, page 76

Overview of the Offshore Oil and Gas Industry, page 93

36. Please indicate, if true, that you believe and act as though the information concerning industry and market data in these sections is reliable. If you do not, please remove it.

Business, page 101

Greenhouse Gas Regulation, page 112

37. Please define MEPC in this section.

Management, page 116

38. Please provide the date of expiration of the current term of each of your directors. Refer to Item 6.C.1 of Form 20-F.

Board of Directors and Committees, page 119

Audit Committee, page 119

39. We note your disclosure here that your audit committee consists of four independent directors yet you state on page 120 that your audit committee is currently comprised of three independent directors. Please revise or advise.

Certain Relationships and Related Party Transactions, page 121

Registration Rights Agreements, page 121

40. We note the disclosure indicating you expect to enter into a registration rights agreement for the benefit of certain of your affiliates, including Mr. Marc Saverys, including Saverco, and Mr. Peter Livanos, including Tanklog. Please revise your disclosure on page 121 to disclose the significant terms of this registration rights agreement. MD&A and the notes to your financial statements should also disclose the significant terms of this

agreement if you plan to enter into this agreement prior to or in connection with the offering.

Security Ownership, page 124

41. We are unable to locate footnote 3 in this table. Please revise or advise.

42. Please disclose the percentage of ordinary shares held and the number of record holders in the United States. Refer to Item 7.A.2 of Form 20-F.

43. Please provide the addresses of the selling shareholders. Refer to Item 9.D.1 of Form 20-F.

44. For each of the entities listed in the table, please provide the natural person who has voting or dispositive power over the shares listed.

45. When you know who the selling shareholders will be, please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose in your Underwriting section that such sellers are underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters.

46. For any selling shareholders that you do not identify as statutory underwriters, please disclose in your Underwriting section that all other selling shareholders may be deemed to be underwriters.

Tax Considerations, page 132

Belgian Tax Considerations, page 139

47. We note that you intend to provide a tax opinion related to the tax consequences discussed in this section. Please revise the disclosure in this section to provide that it is the opinion of counsel.

48. Please revise the first sentence in this section to remove the words "summary" and "certain." Also, please revise this section to state that investors are encouraged to consult their own tax advisors rather than stating that they "should" consult their own tax advisors.

49. Please define OFP the first time it is used in this section.

Underwriting, page 143

50. Please provide the address for the underwriters. Refer to Item 9.B.1 of Form 20-F.

Experts, page 147

    51. Please delete the language "subject to the availability and reliability of the data supporting the statistical information presented in this prospectus" in the second and third paragraphs in this section as it negates any statement regarding the accuracy of the information or revise to state in an appropriate place that you believe and act as though the information is reliable.

Exhibits

    52. We note that Energy Maritime Associates provided the industry and market data in the Overview of the Offshore Oil and Gas Industry section.   Please file a consent for Energy Maritime Associates pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement, if you commissioned the research.

    53. We note that you have a number of long-term charter agreements and service contracts. Please file the long-term charter agreements and service contracts as exhibits or tell us why such agreements are not material to you.

Consolidated Statement of Financial Position, page F-3

    54. We note the disclosure in the first paragraph on page 69 which indicates that you have the option to convert your perpetual convertible preferred equity shares into ordinary shares if your share price reaches a certain level over a certain period of time and your ordinary shares have been admitted to listing on the New York Stock Exchange or Nasdaq Stock Exchange. We also note that you expect to exercise this option and issue up to 9,459,288 ordinary shares at the closing of the offering upon the conversion of the remaining 30 outstanding perpetual convertible preferred equity shares. We further note from the disclosure on page F-47 of your financial statements that subsequent to December 31, 2013, a significant portion of your outstanding convertible notes were converted into your ordinary shares. Given these significant changes in capitalization that will occur prior to or in connection with your planned public offering, please revise to include a pro forma balance sheet alongside your historical balance sheet on page F-4 giving effect to these changes in capitalization. The notes to your financial statements should also be revised to explain the nature of the pro forma presentation. Your capitalization table on page 43 should also show all of these changes in capitalization that will occur in connection with your planned public offering in the as adjusted column.

Note 1 – Significant Accounting Policies, page F-11

2.C. Functional and presentation currency, page F-11

    55. We note from the disclosure on page F-60 of your financial statements that the Group's exposure to currency risk is related to its operational expenses (excluding depreciations)

expressed in Euros. We also note that in 2013 about 55% (2012: 51% and 2011: 61%) of the Group's total operational expenses were incurred in Euros and revenues and financial instruments are expressed in U.S. dollars only. Given that your revenues are generated primarily in U.S. dollars but a significant portion of your expenses are incurred in Euros, please revise your accounting policy disclosures on page F-11 to explain how the factors outlined in paragraphs 9 through 13 of IAS 21 were considered in determining that the company's functional currency is the U.S. dollar.

Note 2 – Segment reporting, page F-27

56. We note the disclosure included in Note 2 which indicates that it was decided by the Chief Operating Decision makers ("CODM") to present the figures per segment based on proportionate consolidation for the joint ventures and not by applying the equity method of accounting. Since you account for your interests in the joint ventures using the equity method of accounting for purposes of your consolidated financial statements, please clarify how your CODM reviews the revenues and related results of operations for your two segments for purposes of making decisions about allocating resources to your segments and for purpose of assessing their performance pursuant to the guidance in paragraph 25 of IFRS 8. Your response should clearly indicate whether proportionate consolidation or the equity method of accounting is used in the primary measures used by your CODM for each of these purposes.

Note 14- Earnings Per Share, page F-45

Number of ordinary shares (diluted), page F-46

57. Please revise the table at the bottom of page 46 to also include the outstanding options to acquire 1,750,000 of your common shares issued during 2013 as it appears these shares could also dilute basic earnings per share in the future but were not included in the computation of earnings per share for 2013 because their impact was anti-dilutive. Refer to the disclosure requirements outlined in paragraph 70c of IAS 33.

Other

58. Please provide a currently dated consent from the independent registered public accountants in upon the public filing of your Form F-1 registration statement.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Gary J. Wolfe, Esq.